Exhibit 99.1

GERDAU S.A.

CNPJ nº 33.611.500/0001-19

NIRE 35300520696

NOTICE TO SHAREHOLDERS

PAYMENT OF FRACTIONS OF SHARES

ARISING FROM BONUS ISSUE

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), in addition to the Material Fact disclosed on April 16, 2024, informs its shareholders that, as a result of the bonus issue approved at the Extraordinary General Meeting on April 16, 2024, the fractions of shares were grouped into whole numbers and sold at auction on June 3, 2024, on B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

In total, 75,554 book-entry shares with no par value, of which 10,921 common and 64,633 preferred, were sold, with the resulting net amounts of R$15.73 per common share and R$17.58 per preferred share.

These amounts will be credited to shareholders on June 12, 2024, proportionally to the fractions of shares of each type to which they were entitled as of the base date of April 17, 2024, as follows:

I.	For shareholders with shares deposited at B3's central depository, such amounts will be paid and transferred through its Custody Agents

II.	For shareholders registered at the Company’s books, such amounts will be credited directly by Itaú Corretora de Valores S.A. (Itaú) to the account previously stated by the shareholder, and

III.	For shareholders whose registration is not up to date, the amounts will be available for receipt, upon registration update that can be carried out at any branch of Itaú Unibanco S.A.

São Paulo, June 06, 2024.

Rafael Dorneles Japur

Executive Vice President

Investor Relations Director